                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                           Johnston Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                  361719 10 7
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                                 (CUSIP Number)
                     Estate Of David L. Chandler, Deceased
                               c/o John Rau, Esq.
                 Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
                      777 S. Flagler Drive, Suite 500 East
                         West Palm Beach, Florida 33401
                                 (561) 655-1980
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 16, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 6 Pages)

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CUSIP No. 361719 10 7                                         Page 2 of 6 Pages

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1   NAMES OF REPORTING PERSONS        The Estate of David L. Chandler, deceased
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)      65-6277523

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*                                                  PF and OO

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Florida

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NUMBER OF                  7  SOLE VOTING POWER
SHARES                        4,356,824
BENEFICIALLY               ----------------------------------------------------
OWNED BY                   8  SHARED VOTING POWER
EACH                       ----------------------------------------------------
REPORTING                  9  SOLE DISPOSITIVE POWER
PERSON WITH                   4,356,824
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
         4,356,824

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         38.36%

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14   TYPE OF REPORTING PERSON*
         OO

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



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CUSIP No. 361719 10 7                                         Page 3 of 6 Pages

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1   NAME OF REPORTING PERSONS                                 Allyn P. Chandler
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*
       OO

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Florida

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NUMBER OF                  7  SOLE VOTING POWER
SHARES                          1,500
BENEFICIALLY               ----------------------------------------------------
OWNED BY                   8  SHARED VOTING POWER
EACH                            4,356,824(1)
REPORTING                  ----------------------------------------------------
PERSON WITH                9  SOLE DISPOSITIVE POWER
                                1,500
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                4,356,824(1)

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON
        4,358,324(1)

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       38.37%

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14  TYPE OF REPORTING PERSON*
       OO

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(1) Includes 4,356,824 shares held by The Estate of David L. Chandler, deceased.

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CUSIP No. 361719 10 7                                         Page 4 of 6 Pages

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1  NAME OF REPORTING PERSONS                                    Ann P. Chandler
   SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                        (b) [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS*                                                          OO

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Florida

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NUMBER OF                  7  SOLE VOTING POWER
SHARES                          14,874
BENEFICIALLY               ----------------------------------------------------
OWNED BY                   8  SHARED VOTING POWER
EACH                            4,356,824(1)
REPORTING                  ----------------------------------------------------
PERSON WITH                9  SOLE DISPOSITIVE POWER
                                14,874
                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                4,356,824(1)
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON
      4,371,698(1)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       38.49%

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14  TYPE OF REPORTING PERSON*
      OO

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(1) Includes 4,356,824 shares held by The Estate of David L. Chandler, deceased.

                        AMENDMENT NO. 2 TO SCHEDULE 13D

This Schedule 13D is hereby amended as follows:

Item 5, Interest in Securities of the Issuer, is amended in its entirety to read:

         As of the date of this report, the Estate held sole voting and investment power in the following shares of Johnston Common Stock:


      Number of Shares of
            Johnston
          Common Stock                 Ownership            Nature of Ownership
      -------------------              ---------            -------------------
            331,590                     Direct                  ------------
           3,388,704                   Indirect                      (2)


          Options for
            Johnston
          Common Stock               Exercise Price            Expiration Date
      -------------------            --------------            ---------------
            180,000                      $5.56                     8/21/99
             99,816                       2.50                     8/21/99
             15,000                       8.25                     8/21/99
             12,000                       7.50                     8/21/99
            123,154                       3.624                    8/21/99
            206,560                       1.979                    8/21/99

         Total: 4,356,824 shares beneficially owned by the Estate as of June 16, 1999. This amount equals 38.36% of the outstanding shares of the Issuer, based on the shares outstanding as of April 3, 1999 (as reported in the Issuer's Form 10-Q filed with the SEC on May 18, 1999).

         On June 16, 1999, 155,000 shares beneficially owned by GRM were sold on the New York Stock Exchange for $2.0008 per share. The above totals for GRM are subsequent to this transaction.
-------------------------
(2) Held by GRM Industries, Inc. ("GRM"), a wholly-owned subsidiary of Redlaw Industries, Inc. ("Redlaw"). As reported by the Estate on its
         Schedule 13D filed for Redlaw, the Estate beneficially owns approximately 67.7% of Redlaw Common Stock. Of the 3,388,704 shares held by GRM, approximately (as of January 2, 1999) 595,633 are issuable to the Estate upon conversion of term notes of Redlaw.


                              (Page 5 of 6 Pages)

         Ann P. Chandler, personal co-representative of the Estate, currently has sole voting and dispositive power of 14,874 shares of the Issuer, which shares she owns directly. Ann P. Chandler has the right to acquire within 60 days sole voting and dispositive power of approximately (as of June 7, 1999) 49,706 shares of Johnston Common Stock to be acquired from GRM upon cancellation of term notes of Redlaw. Ann P. Chandler, as beneficiary, has the right to acquire within 60 days sole voting and dispositive power of approximately (as of June 7, 1999) 115,030 shares of Johnston Common Stock consisting of 89,668 shares to be acquired from GRM upon cancellation of term notes of Redlaw held by the Johnston Industries, Inc. Deferred Compensation Trust, and 25,362 shares to be acquired from GRM upon cancellation of term notes of Redlaw held by the Jupiter Industries, Inc. Deferred Compensation Trust. Both the 49,706 shares which can be acquired by Ann P. Chandler and the 115,030 which can be acquired by the two trusts are included among the 3,388,704 shares held by GRM listed above.

         On June 7, 1999, the trust sold notes convertible into 43,775 shares of Johnston, and purchased other notes convertible into 58,750 shares of Johnston. The net increase of 14,975 shares is included in the totals reported in the immediately preceding paragraph.

         Allyn P. Chandler, personal co-representative of the Estate, is president and chief executive officer of both Redlaw and GRM. Allyn P. Chandler has sole voting and dispositive power of 750 shares of Johnston Common Stock which shares she owns directly, and 750 shares of Johnston Common Stock owned by David L. Chandler, Jr., over which Allyn P. Chandler holds power of attorney. Allyn P. Chandler, by power of attorney, has the right to acquire within 60 days sole voting and dispositive power of approximately (as of January 2, 1999) 3,261 shares of Johnston Common Stock to be acquired from GRM upon cancellation of term notes of Redlaw held by David L. Chandler, Jr. Such 3,261 shares are included among the 3,388,704 shares held by GRM listed above.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  September 7, 1999
                                         -------------------------------------
                                                       (Date)

                                         Estate of David L. Chandler, deceased



                                         By: /s/ Allyn P. Chandler
                                             ----------------------------------
                                                 Allyn P. Chandler, Co-Executor



                                         By: /s/ Ann P. Chandler
                                             ----------------------------------
                                                 Ann P. Chandler, Co-Executor




                              (Page 6 of 6 Pages)